METALLICA RESOURCES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of the shareholders of Metallica Resources Inc. (the “Corporation”) will be held at The Ontario Club, 5th Floor, Commerce Court South, Toronto, Ontario, on Thursday, the 9th day of June, 2005, at the hour of 4:00 o’clock in the afternoon (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration; and

4.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular, the annual report of the Corporation containing the audited financial statements of the Corporation for the year ended December 31, 2004 and a supplemental mailing list form.

Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy to Equity Transfer Services Inc. so that as large a representation as possible may be had at the meeting.

DATED as of the 2nd day of May, 2005.

By Order of the Board

(Signed) “Richard J. Hall” Richard J. Hall President and Chief Executive Officer

METALLICA RESOURCES INC.
MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF METALLICA RESOURCES INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING (THE “MEETING”). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares (as hereinafter defined) owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Circular and the accompanying notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“Non-

Objecting Beneficial Owners” or “NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“Objecting Beneficial Owners” or “OBOs”).

Intermediaries are required to forward the Meeting Materials to Objecting Beneficial Owners unless an Objecting Beneficial Owner has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Objecting Beneficial Owners. Generally, Objecting Beneficial Owners who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the Objecting Beneficial Owner but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the Objecting Beneficial Owner who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Objecting Beneficial Owner and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (“Common Shares”). As of May 2, 2005, the Corporation had issued and outstanding 82,865,914 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of the close of business on May 4, 2005 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and officers of the Corporation, as of the date hereof there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The Board of Directors consists of a minimum of three and a maximum of ten directors, to be elected annually. Each director holds office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. At the meeting, shareholders will be asked to elect seven directors. The following sets forth information concerning the eight persons (the “Nominees”) nominated by management for election as directors.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed.

			Shares Beneficially
Name & Municipality		Present Occupation if	Owned or Over Which
of Residence	Office Held	Different from Office Held	Control is Exercised(1)
Craig J. Nelsen(3) Centennial, Colorado	Chairman & Director	Executive Vice-President, Gold Fields Ltd., a gold mining company	596,000

Richard J. Hall Centennial, Colorado	President, CEO & Director	Same	413,450

Oliver Lennox-King(4)(2) Toronto, Ontario	Director	Chairman, Fronteer Development Group Inc., a mineral exploration company	50,000

J. Alan Spence(2)(3) Toronto, Ontario	Director	President, Spence Resource Management Inc., a mineral resource consulting firm	30,000

Ian A. Shaw(2)(4) Toronto, Ontario	Director	Managing Director, Shaw & Associates, a financial management services company	20,000

Amjad J. Ali Vancouver, British Columbia	Proposed Director	Executive Vice-President & CFO, EuroZinc Mining Corporation, a base metals mining company	—

Robert Martinez Coeur D’Alene, Idaho	Proposed Director	Retired	—

Jorge Mendizabal San Luis Potosi, Mexico	Proposed Director	Managing Director, Minera San Xavier, S.A. de C.V.	—

(1)	The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating Committee.

Messrs. Nelsen, Hall, Lennox-King, Spence and Shaw are directors who were elected at the last annual meeting of the Corporation held June 10, 2004.

Mr. Amjad ( “A.J.”) Ali is a Chartered Accountant with 25 years of experience in the mining and petroleum industries, and another 10 years of experience in the transportation and aerospace services sector. Mr. Ali has been the Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation since 2004. From 1998 to 2003, Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21, a

subsidiary of Boeing, designed to produce satellite-based imaging data and information services primarily for the agricultural industry. From 1992 to 1998, Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corporation, a gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange. From 1981 to 1991, Mr. Ali held various senior financial positions with Denison Mines Limited, with the last one being the Vice President, Finance of its subsidiary Quintette Coal Limited, that mined metallurgical coal for export to the Japanese Steel industry.

Mr. Robert Martinez has over thirty years of experience in the mining industry. From 1988 until his retirement in 2004, Mr. Martinez worked for Coeur d’Alene Mines Corporation, most recently as President and Chief Operating Officer. Prior to joining Coeur d’Alene Mines Corporation, Mr. Martinez held senior positions with Amselco Minerals, Phelps Dodge Corporation and Amax, Inc. Mr. Martinez holds a B.Sc. in Metallurgical Engineering from the University of Arizona, an MBA from New Mexico University.

Mr. Jorge Mendizabal is the Managing Director of Minera San Xavier, S.A. de C.V. (“MSX”), the Corporation’s wholly-owned subsidiary which holds the Cerro San Pedro project. Mr. Mendizabel has been a director of MSX since 1998. From 2000 to present, Mr. Mendizabal has been the General Director and President of the Board of Firex, S.A. de C.V., a metals recovery consulting company. Mr. Mendizabel has been a director of Fyrem, S.A. de C.V., which operates a recycling smelter, since 1998. From 1998 to 2001, Mr. Mr. Mendizabal was the General Director and President of the Board of Fyrem, S.A. de C.V.

To the knowledge of the Corporation, no Nominee is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten years, no Nominee has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Re-appointment of Auditors

The Board of Directors of the Corporation are recommending the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to act as the Corporation’s auditors in respect of the year ending December 31, 2005. PricewaterhouseCoopers LLP is the successor firm to Coopers & Lybrand, Chartered Accountants, which firm was first appointed as the Corporation’s auditors at the annual and special meeting of shareholders held on June 18, 1998. At the meeting, shareholders will be asked to consider and, if thought fit, approve the reappointment of PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

EXECUTIVE COMPENSATION

During the year ended December 31, 2004, the Corporation had three executive officers and seven directors. Mr. Fred H. Lightner resigned as Senior Vice President and Chief Operating Officer on November 30, 2004,

although he remains a director of the Corporation. Mr. Lightner has elected not to stand for re-election to the Board of Directors at the June 9, 2005 annual shareholders meeting. Mr. Marsh did not stand for re-election to the Board of Directors at the Corporation’s annual shareholder meeting on June 10, 2004. As of December 31, 2004, the Corporation had two executive officers and six directors.

Summary Compensation Table

The following table, presented in accordance with the Regulations to the Securities Act (Ontario), sets forth all compensation in respect of the President and Chief Executive Officer of the Corporation, as well as other executive officers who are reportable based on salary and bonus earned during the year ended December 31, 2004 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

					Long Term Compensation
		Annual Compensation			Award		Payouts
						Shares or
					Securities	Units Subject
				Other Annual	Under Options	to Resale	LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Principal Position	Year	(US$)	(US$)	(US$)	(#)	(#)	(US$)	(US$)
Richard J. Hall	2004	$130,500	Nil	•	Nil	Nil	Nil	$7,478	(1)
President and CEO	2003	$121,000	Nil	•	200,000	Nil	Nil	$6,050	(1)
	2002	$116,533	$55,000	•	Nil	Nil	Nil	$5,808	(1)

Fred H. Lightner(2)	2004	$113,498	Nil	•	Nil	Nil	Nil	$7,891	(1)
Senior Vice-President	2003	$115,500	Nil	•	175,000	Nil	Nil	$5,775	(1)
and Chief Operating	2002	$110,950	$52,500	•	Nil	Nil	Nil	$5,548	(1)
Officer

Bradley J. Blacketor	2004	$112,250	Nil	•	Nil	Nil	Nil	$6,083	(1)
Vice-President, CFO	2003	$104,500	Nil	•	150,000	Nil	Nil	$5,225	(1)
and Secretary	2002	$100,384	$47,500	•	87,500	Nil	Nil	$5,019	(1)

(1)	Principally contributions to 401(k) retirement plan and life insurance.

(2)	Mr. Lightner resigned as an executive officer of the Corporation on November 30, 2004.

The Corporation does not have any long-term incentive plans, and has not granted any stock appreciation rights.

Grants and Exercises of Options

There were no option grants to the Corporation’s Named Executive Officers during the most recently completed financial year.

There were no options that were re-priced during the most recently completed financial year.

VALUE OF OPTIONS HELD BY THE NAMED EXECUTIVE OFFICERS
AS OF DECEMBER 31, 2004

	Securities				Value of Unexercised
	Acquired	Aggregate	Unexercised Options at		In-the-Money Options at
	on	Value	December 31, 2004		December 31, 2004 (2)
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
Richard J. Hall	300,000	$386,840	208,333	66,667	$61,750	$8,000
Fred H. Lightner(1)	100,000	$164,000	397,500	50,000	$193,475	$6,000
Bradley J. Blacketor	Nil	Nil	200,833	41,667	$44,075	$5,000

(1)	Mr. Lightner resigned as an executive officer of the Corporation on November 30, 2004.

(2)	Value of unexercised in-the-money options calculated using the closing price of Common Shares of the Corporation on the TSX on December 31, 2004 ($1.44), less exercise price of in-the-money options.

Pension Plan

Since 1997, the Corporation has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Code (the “Retirement Plan”). The Retirement Plan is available to all permanent U.S. based employees. The purpose of the Retirement Plan is to enable the Corporation’s employees to make tax deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with the Corporation, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Corporation on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S. based employees of the Corporation and its affiliates may elect to defer up to 100% of their compensation, but not to exceed US$14,000 for 2005 (US$13,000 for 2004), by way of payroll deductions (“employee contributions”). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional US$4,000 for 2005 (US$3,000 for 2004). The Corporation makes a matching contribution to the Retirement Plan in common shares of the Corporation or cash, subject to a maximum of 50% of the employee’s contribution up to 10% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Corporation contributes 4% of the employee’s compensation, in the form of common shares of the Corporation or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, the Corporation contributes 5% of that employee’s compensation, in the form of common shares of the Corporation or cash, to the Retirement Plan. The employee vests in respect of the Corporation’s contributions upon completion of three years’ employment with the Corporation or its affiliates. At the Corporation’s Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Corporation’s obligations as to employer matching contributions under the Retirement Plan. As of December 31, 2004, 114,283 common shares of the Corporation had been issued pursuant to the Retirement Plan.

Employment Contracts

The Corporation has entered into employment contracts with each of its two executive officers: Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. The current annual salaries under these contracts are US$150,000 and US$130,000, respectively. The contracts are for an unlimited term and provide that in the event the executive officer’s employment is terminated by the Corporation for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Corporation shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect.

Composition of Compensation Committee

The Compensation Committee consists of two non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen and J. Alan Spence. Prior to June 10, 2004, Mr. Denis M. Marsh was a member of the Compensation Committee. Mr. Marsh did not stand for re-election to the Board of Directors at the Corporation’s annual shareholder meeting on June 10, 2004.

Compensation Policy

The compensation policy of the Corporation is done from the perspective of ownership. Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the common shares they hold in the Corporation. Given the low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation. Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options.

Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation. The amounts are determined on a judgmental basis after review by the Board of Directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the Board of Directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Corporation’s stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Corporation.

Compensation of Directors

Effective June 10, 2004, the Directors agreed to pay the following annual retainer fees to the non-management Directors of the Corporation: US$5,000 annual board retainer fee, US$5,000 annual board committee chairperson fee, US$2,500 annual audit committee member fee (non-chairperson) and US$500 for each board meeting attended. Annual Director retainer fees totalling US$40,000 were paid to the non-management Directors in 2004.

Directors are also entitled to other remuneration as determined by the Board of Directors. The Corporation entered into a six-month consulting agreement with Mr. Lightner on December 1, 2004. The agreement provides for a minimum monthly retainer fee of US$2,500 for up to three days consulting services per month, plus out-of-pocket expenses. The agreement also provides that any consulting services provided in excess of three days per month will be charged at the rate of US$125 per hour. For the month of December 2004, Mr. Lightner rendered services to the Corporation pursuant to the consulting agreement totalling US$2,500. This amount was paid to Mr. Lightner in January 2005.

The Corporation entered into a consulting agreement with Mr. Lennox-King on June 11, 2004 that provides for consulting services at the rate of US$600 per day, plus out-of-pocket expenses. For the period from June 11, 2004 through December 31, 2004, Mr. Lennox King rendered services to the Corporation totalling US$12,000, none of which has been paid as of May 2, 2005.

Non-management Directors are also entitled to reimbursement from the Corporation of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested on December 31, 1999 in common shares of Metallica Resources Inc. with the total return of S&P/TSX Composite (Gold) Index.

Cumulative Value of $100 Invested

Metallica
S&P/TSX Composite (Gold)
$550.00
$500.00
$450.00
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1999
2000
2001
2002
2003
2004

	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004
Metallica	$100.00	$53.75	$287.50	$297.50	$552.50	$360.00
S&P/TSX Composite (Gold)	$100.00	$89.14	$109.57	$137.95	$160.87	$148.20

Securities Authorized For Issuance Under Equity Compensation Plans

The Corporation currently has in place a stock option plan which was approved by the shareholders of the Corporation on September 29, 1994, as amended by the directors July 21, 1995 (the “1994 Plan”) and a stock option plan which was approved by the shareholders of the Corporation on June 24, 1997, as amended by the shareholders on June 3, 2003 (the “1996 Plan”). The 1994 Plan and 1996 Plan (collectively the “Existing Plans”) were amended in 2003 to increase the maximum number of Common Shares issuable under the Existing Plans subsequent to June 3, 2003 to 5,000,000 (representing 6% of the Corporation’s currently outstanding Common Shares). As of the close of business on May 2, 2005, the Corporation had issued an aggregate of 1,070,333 Common Shares subsequent to June 3, 2003 pursuant to exercise of options granted under the Existing Plans and there were outstanding options to purchase an aggregate of 3,014,500 Common Shares (representing 3.6% of the Corporation’s outstanding Common Shares) under the Existing Plans. The Existing Plans further provide:

(a)	the persons who are eligible to be granted options under the Existing Plans are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or Corporation engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation;

(b)	the maximum number of shares which may be made issuable under the Existing Plans to any one Related Person and the Related Person’s associates, together with any other previously established or proposed share compensation arrangements in favour of such Related Person and his or her associates, shall be 5% of the number of Common Shares outstanding at the date of grant;

(c)	the exercise price for the Common Shares under each option granted under the Existing Plans is be determined by the board of directors, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX;

(d)	options granted under the Existing Plans may, at the discretion of the board of directors or committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a “vesting restriction”); however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Existing Plans, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(e)	options may be granted under the Existing Plans for a term not exceeding ten years;

(f)	if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(g)	if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option; and

(h)	options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren.

The following table provides information as of December 31, 2004, concerning options outstanding pursuant to the Existing Plans of the Corporation, which Existing Plans have been approved by the shareholders of the Corporation and which are the only equity compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

	Number of Common		Number of Common
	Shares to be issued upon	Weighted-average	Shares remaining
	exercise of outstanding	exercise price of	available for future
	options, warrants	outstanding options,	issuance under the
Plan Category	and rights	warrants and rights	stock option plan
Existing Plans	2,535,500	Cdn$1.36	1,565,167
Equity compensation plans not	Nil	Nil	Nil
approved by shareholders Total	2,535,500	Cdn$1.36	1,565,167

Indebtedness of Directors and Executive Officers

There was no indebtedness of any directors or executive officers to the Corporation during the most recently completed financial year.

Statement of Corporate Governance Practices

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

The Corporation has a Chairman of the Board of Directors who is an outside director. The fundamental responsibilities of the Chairman of the Board are to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and that the Board carries out its responsibilities effectively. Additional information on the Corporation’s corporate governance practices is set out in Appendix A, which summarizes the corporate governance guidelines of the Toronto Stock Exchange, and the Corporation’s alignment with them.

To assist the Board in the implementation of key policies, it delegates some of its responsibilities to committees. In addition to the previously discussed Compensation Committee, the Board has established an Audit Committee and a Nominating Committee. The responsibilities and composition of the Audit and Nominating committees are discussed below.

Audit Committee

The Corporation has an Audit Committee which has the functions defined in applicable regulatory and stock exchange requirements. The Audit Committee is comprised of three non-management directors who are appointed by the Board. The Committee reviews the Corporation’s annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Corporation’s financial reporting procedures and the adequacy of its internal controls. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The Audit Committee is composed of Ian A. Shaw, Oliver Lennox-King and J. Alan Spence. Oliver Lennox-King was nominated and accepted his appointment to the Audit Committee on June 10, 2004. Prior to June 10, 2004, Mr. Denis M. Marsh was a member of the Audit Committee. Mr. Marsh did not stand for re-election to the Board of Directors at the Corporation’s annual shareholder meeting on June 10, 2004.

Nominating Committee

The Nominating Committee consists of two non-management directors. The Committee is responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. The Committee is also responsible for assessing the effectiveness of the Board as a whole, the committees of the board and the contribution of individual directors. The Nominating Committee is composed of Oliver Lennox-King and Ian A. Shaw.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in any material transactions involving the Corporation.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to the Corporation.

* * * * * * * *

The contents and sending of this Information Circular have been approved by the Directors of the Corporation.

DATED as of the 2nd day of May, 2005.

By Order of the Board

(Signed) “Richard J. Hall” Richard J. Hall President and Chief Executive Officer

APPENDIX “A” TO THE MANAGEMENT PROXY CIRCULAR OF METALLICA
RESOURCES INC. DATED APRIL MAY 2, 2005

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires every listed company incorporated in Canada to disclose, on an annual basis, its approach to corporate governance in a “Statement of Corporate Governance Practices”. Section 473 of the TSX Company Manual (the “Manual”) requires that this statement constitute a complete description of a company’s system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company’s system differs from those guidelines, or to the extent that the guidelines do not apply to a company’s system, the statement must explain any difference or inapplicability.

The following report by the Board of Directors describes the corporate governance practices of the Corporation as compared to the TSX’s Guidelines on Corporate Governance.

Does the
Corporation
TSX Guidelines		Align?	The Corporation's Practice

(1)	The Board of Directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	yes	The Board of Directors (the “Board”) has the responsibility to manage or supervise the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

(a)	adoption of a strategic planning process;	yes	Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

Throughout the year, the Board reviews management’s and the Corporation’s performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency

Does the
Corporation
TSX Guidelines		Align?	The Corporation's Practice

with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decisions by the Corporation, such as acquisitions, investments and divestitures.

(b)	the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	yes	The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation’s business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation’s business activities.

(c)	succession planning, including appointing, training and monitoring senior management;	yes	The Board reviews management succession plans as and when required and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation and approves their appointments and compensation.

(d)	a communications policy for the corporation; and	yes	The Board has adopted a policy whereby all public disclosure documents, including quarterly and annual reports on the performance of the Corporation, are circulated to the members of the Board for review prior to release to the public. The Board seeks to ensure that the Corporation communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Corporation, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. Each of the President & CEO, and the Vice President, CFO and Secretary has dedicated a portion of his time to communicating with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media. Information is also widely available at the Corporation’s website located at www.metal-res.com.

(e)	the integrity of the corporation’s internal control and management information systems.	yes	The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by

Does the
Corporation
TSX Guidelines		Align?	The Corporation's Practice

the Board to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

(2)	The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.	yes	The Board currently consists of six individuals, of which five are unrelated. Eight directors are being proposed for election at the upcoming meeting of shareholders, of whom seven are unrelated. The Corporation does not have a significant shareholder. The shares are widely dispersed amongst both institutional and individual investors.

(3)	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The	yes	As indicated above, four current and three proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director’s ability to act in the best interest of the Corporation.

Does the
Corporation
TSX Guidelines		Align?	The Corporation's Practice

Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

(4)	The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non- management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	yes	The Board has appointed a Nominating Committee, comprised exclusively of outside and unrelated directors, with responsibility for proposing to the Board new nominees to the Board and assessing directors on an ongoing basis.

(5)	Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	yes	The Board has appointed a Nominating Committee charged with the responsibility of assessing, on an annual basis, the effectiveness of the Board as a whole and the contribution of individual directors.

(6)	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.	yes	New directors are provided with a comprehensive information package on the Corporation and its management and are fully briefed by senior management on the corporate organization and key current issues.

(7)	Every Board of Directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision- making.	yes	The Board, with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making. The directors have proposed eight nominees for the position of director in the upcoming year.

(8)	The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	yes	The adequacy and form of director compensation are reviewed on an annual basis by the Board. In addition to directors’ responsibilities and time commitment, this review also takes into account peer companies’ director remuneration.

(9)	Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one	yes	Each member of the Audit Committee and the Compensation Committee is composed entirely of outside and unrelated directors.

Does the
Corporation
TSX Guidelines		Align?	The Corporation’s Practice

or more inside directors.

(10)	Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	yes	The Board assumes responsibility for the Corporation’s approach to all matters of corporate governance, including the Corporation’s response to the TSX Guidelines.

(11)	The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.	yes	The Board has plenary power to manage and supervise the management of the business and affairs. The Board has established and approved the duties and responsibilities that have been delegated to senior management.

The CEO’s position description is reviewed by the Board on an ongoing basis. Annual objectives for the Corporation and the CEO are developed jointly by the Board and the CEO. The attainment of these objectives is reviewed by all directors. The CEO is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

(12)	Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”.	yes	The Board has appointed Craig J. Nelsen, who has not been a member of management for more than three years and is unrelated, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management.

The Board has established a policy of having the outside directors conduct a private session independent of management as part of each Board meeting.

Does the
Corporation
TSX Guidelines		Align?	The Corporation's Practice

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

(13)	The audit committee of every Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	yes	The Audit Committee, consisting entirely of outside and unrelated directors, meets regularly with the Corporation’s financial management team, and with the external auditors without management present, to satisfy itself and the Board that shareholders receive timely and accurate reports on the financial status of the Corporation and that the Corporation’s system of internal controls is working satisfactorily. In doing so, it draws on the resources and expertise of the Corporation’s financial management team, as well as those of the external auditors. It reviews and reports to the Board regularly on matters involving internal controls, environmental provisions, financial reporting and disclosure. The Audit Committee has established a policy of having a private session with the independent auditors without management present as part of each Audit Committee meeting.

(14)	The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	yes	Individual directors may engage outside advisors with the authorization of the Board.